Exhibit (k)(2)

FORM OF SHAREHOLDER SERVICING AGREEMENT

[                      ], 2008

LEGG MASON INVESTOR SERVICES, LLC

620 Eighth Avenue, 49th Floor

New York, NY 10018

We wish to enter into this Shareholder Servicing Agreement with you concerning the provision of support services to your clients (“Clients”) who may from time to time beneficially own shares (“Shares”) of the LEGG MASON PERMAL GLOBAL ACTIVE STRATEGIES FUND, a Delaware statutory trust.

The terms and conditions of this Shareholder Servicing Agreement (the “Agreement’) are as follows:

Section 1. We agree to provide you such information and reports as are necessary or appropriate to permit and/or facilitate your performance of the services set forth in this Agreement.

Section 2. You agree to provide the following support services to Clients who may from time to time beneficially own Shares: (i) assisting in establishing and maintaining accounts and records relating to Clients that invest in Shares; (ii) processing repurchase, dividend, and distribution payments from us on behalf of Clients; (iii) in connection with Client subscriptions for initial and subsequent investments in the Fund, arranging for bank wires following notification to the Fund; (iv) responding to Client inquiries relating to the services performed by you; (v) responding to routine inquiries from Clients concerning their investments in Shares; (vi) assisting Clients in changing account designations and addresses; (vii) assisting Clients in such Clients’ processing of repurchase requests; and (viii) providing such other similar services as we may reasonably request to the extent you are permitted to do so under applicable statutes, rules and regulations.

Section 3. You will maintain such office space and equipment, telephone facilities and personnel (which may be any part of the space, equipment and facilities currently used in your business, or any personnel employed by you) as may be reasonably necessary or beneficial in order to provide the aforementioned services and assistance to Clients.

Section 4. Neither you nor any of your officers, employees or agents are authorized to make any representations concerning the Fund or the Shares except those contained in the Fund’s then current prospectus for Shares, copies of which will be supplied by us to you, or in such supplemental literature or advertising as may be authorized by us in writing.

Section 5. For all purposes of this Agreement, you will be deemed to be an independent contractor and will have no authority to act as agent for us in any matter or in any respect. By your written acceptance of this Agreement, you agree to and do release, indemnify and hold us harmless from and against any and all direct or indirect liabilities or losses resulting from requests, directions, actions or inactions of or by you or your officers, employees or agents regarding your responsibilities hereunder or the purchase, redemption, transfer or registration of Shares (or orders relating to the same) by or on behalf of Clients, except such requests, directions, actions or inactions in reliance upon or related to the printed materials supplied by us. You and your employees will, upon request, be available during normal business hours to consult with us or our designees concerning the performance of your responsibilities under this Agreement.

Section 6. In consideration of the services and facilities provided by you hereunder, we will pay to you, and you will accept as full payment therefor, a servicing fee equal to 1% (on an annualized basis) of the Fund’s average net assets, as of each month-end, accrued monthly and payable quarterly in arrears. We will make our best efforts to pay such fee to you within [30 days] after the end of the relevant month. For purposes of determining the fees payable under this Section 6, the net asset value of the Clients’ Shares will be computed in the manner specified in the Fund’s Registration Statement on Form N-2 (as the same is in effect from time to time) in connection with the computation of the net asset value of Shares for purposes of purchases and repurchases. Further, we may, in our discretion and without notice, suspend or withdraw the sale of Shares, including the sale of Shares to you for the account of any Client or Clients. A Client that terminates its account with you shall no longer be deemed a Client for purposes of this Agreement as of the date of such termination (regardless of whether such former Client remains a shareholder of the Fund) and you shall neither be required to provide any further services hereunder to such former Client nor be entitled to receive any further compensation hereunder with respect to such former Client’s Shares.

Section 7. You will furnish us or our designees with such information as we or they may reasonably request (including, without limitation, periodic certifications confirming the provision to Clients of the services described herein) and will otherwise cooperate with us and our designees (including, without limitation, any auditors designated by us), in connection with the preparation of reports to the Fund’s Board of Trustees concerning this Agreement and the monies paid or payable by us pursuant hereto, as well as any other reports or filings that may be required by law.

Section 8. You shall be entitled to delegate all or any of your duties, functions or powers under this Agreement to another person as sub-agents, subject to the provisions of the 1940 Act.  However, you shall be solely responsible for the acts and omissions of any such sub-agent [and for the payment of any renumeration to such sub-agent].

Section 9. By your written acceptance of this Agreement, you represent, warrant and agree that: (i) you are a broker/dealer or transfer agent duly registered (or are exempt from such registration) under the federal securities laws; (ii) the compensation payable to you in connection with the investment of your Clients’ assets in Shares will be disclosed by you to your Clients, will be authorized by your Clients, and will not be excessive and its receipt by you will not constitute a “prohibited” transaction” under the Employee Retirement Income Security Act of

1974, as amended; (iii) the services provided by you under this Agreement will in no event be primarily intended to result in the sale of Shares; and (iv) in the event an issue pertaining to the Fund’s Shareholder Services Plan is submitted for shareholder approval, you will vote any Shares held for your own account in the same proportion as the vote of those Shares held for your Client’s accounts.

Section 10. This Agreement will become effective on the date a fully executed copy of this Agreement is received by us or our designee. This Agreement shall continue until termination by either party on 60 days’ written notice to the other.

Section 11. All notices and other communications hereunder will be duly given if mailed, telegraphed, telexed or transmitted by similar telecommunications device to the appropriate address stated herein, or to such other address as either party shall so provide the other.

Section 12. This Agreement will be construed in accordance with the laws of the State of New York, without regard to the conflict-of-laws provisions or doctrines thereof, and is non-assignable by the parties hereto.

If you agree to be legally bound by the provisions of this Agreement, please sign a copy of this letter where indicated below and promptly return it to us at 620 Eighth Avenue, 49th Floor, New York, New York 10018.

Very truly yours,

LEGG MASON PERMAL GLOBAL ACTIVE STRATEGIES FUND

By:
Name:
Title:

Accepted and Agreed to:

LEGG MASON INVESTOR SERVICES, LLC

By:
Name:
Title: